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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                             Commission File Number:  333-38157
(Check One)

|X|     Form 10-K and Form 10-KSB                  | |     Form 11-K

| |     Form 20-F      | |     Form 10-Q and Form 10-QSB   | |    Form N-SAR

For the period ended: December 31, 1999

| |     Transition Report on Form 10-K and Form 10-KSB

| |     Transition Report on Form 20-F

| |     Transition Report on Form 11-K

| |     Transition Report on Form 10-Q and Form 10-QSB

| |     Transition Report on Form N-SAR

For the transition period ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  First Wave Marine, Inc.

Former name if applicable:  N/A

 Address of principal executive office (Street and number): 2102 Broadway

City, state and zip code:  Houston, Texas 77012

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                                    PART II
                             RULE 12B-25(B) AND (C)

           If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X|        (a)       The reasons described in reasonable detail in Part III of
                     this form could not be eliminated without unreasonable effort or expense;

|X|        (b)       The subject annual report, semi-annual report,
                     transition report on Form 10-K, 10-KSB, 20- F, 11-K or
                     Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
                     or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| |        (c)       The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

           State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

           The difficult conditions in the shipyard industry, which have materially adversely affected the Company and which have been previously reported, have made it impossible to conclude by March 30, 1999, the year-end procedures necessary to timely complete the Company's Form 10-K with respect to providing all of the required business, property and financial information. Therefore, the Company is unable, without unreasonable effort and expense, to file its Form 10-K for its fiscal year ended December 31, 1999, by March 30, 2000. The Company intends to conclude its year-end procedures and anticipates filing its Form 10-K on or before April 14, 2000.

                                    PART IV
                               OTHER INFORMATION

           (1) Name and telephone number of person to contact in regard to this notification.

        Suzanne B. Kean                      (713)                847-4600
        ---------------                      -----                --------
           (Name)                         (Area Code)  (Telephone Number)

           (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   |X|  Yes             | |  No


           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                   |X|  Yes             | |  No

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           If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           As has been previously reported, declines in demand and price for shipyard services generally have adversely affected the Registrant's revenues and operating results. The Registrant expects to report a net loss in the amount of approximately $11.2 million for fiscal year 1999, compared to a $0.2 million net income in fiscal year 1998.


           First Wave Marine, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



March 30, 2000                              By:   /s/ Suzanne B. Kean
                                                 --------------------
                                                      Suzanne B. Kean
                                                      Senior Vice President and
                                                      General  Counsel


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